SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ACT Teleconferencing, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

000955104
(CUSIP Number)

Thomas R. Stephens
Bartlit Beck Herman Palenchar & Scott LLP
1899 Wynkoop, Suite 800
Denver, Colorado 80202
(303) 392-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 000955104

1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        NewWest Mezzanine Fund LP

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)  X

         (B)

3.      SEC Use Only

4.      Source of Funds (See Instructions)    WC

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization    Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	-0- -0- -0- -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person    0

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)    0%

14.      Type of Reporting Person (See Instructions)    PN

CUSIP No. 000955104

1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        NewWest Capital Group LLLP

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)  X

         (B)

3.      SEC Use Only

4.      Source of Funds (See Instructions)    OO

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization    Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	-0- -0- -0- -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person    -0-

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)    0%

14.      Type of Reporting Person (See Instructions)    PN

CUSIP No. 000955104

1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         KCEP Ventures II, L.P.

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)  X

         (B)

3.      SEC Use Only

4.      Source of Funds (See Instructions)    WC

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization  Missouri

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	-0- -0- -0- -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person    -0-

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)    0%

14.      Type of Reporting Person (See Instructions)    PN

CUSIP No. 000955104

1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          KCEP II, L.C.

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)  X

         (B)

3.      SEC Use Only

4.      Source of Funds (See Instructions)    WC

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization    Missouri

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	-0- -0- -0- -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person    -0-

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)    0%

14.      Type of Reporting Person (See Instructions)    OO

CUSIP No. 000955104

1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Convergent Capital Partners I, L.P.

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)  X

         (B)

3.      SEC Use Only

4.      Source of Funds (See Instructions)    WC

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	-0- -0- -0- -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person    -0-

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)    0%

14.      Type of Reporting Person (See Instructions)    PN

CUSIP No. 000955104

1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

       Convergent Capital, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)  X

         (B)

3.      SEC Use Only

4.      Source of Funds (See Instructions)    WC

5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	-0- -0- -0- -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person    -0-

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11) 0%

14.      Type of Reporting Person (See Instructions)    PN

Introductory Statement

        This amended statement on Schedule 13D relates to the Common Stock, no par value per share (the “Common Stock”) of ACT Teleconferencing, Inc., a Colorado corporation (“ACT”). This amendment is filed by (i) NewWest Mezzanine Fund, LP, a Colorado limited partnership (“NewWest”) and by NewWest Capital Group LLLP, a Colorado limited liability limited partnership, by virtue of being the sole general partner of NewWest, (ii) KCEP Ventures II, L.P., a Missouri limited partnership (“KCEP Ventures”) and by KCEP II, L.C., a Missouri limited company, by virtue of being the sole general partner of KCEP Ventures, and (iii) Convergent Capital Partners I, L.P., a Delaware limited partnership (“Convergent”) and by Convergent Capital, LLC, a Delaware limited liability company, by virtue of being the sole general partner of Convergent. NewWest, KCEP Ventures and Convergent are collectively referred to as the “Reporting Persons.” Items 4, 5, 6 and 7 of the statement on Schedule 13D previously filed by the Reporting Persons are amended as follows.

Item 4.    Purpose of Transaction

The Reporting Persons disposed of their warrants to purchase Common Stock in consideration of the repayment by ACT, on August 18, 2005, of a portion of the outstanding indebtedness owed to the Reporting Persons.

Item 5.    Interest in Securities of the Issuer

In connection with the repayment by ACT, on August 18, 2005, of a portion of the outstanding indebtedness owed to the Reporting Persons, the Reporting Persons agreed to the cancellation of all warrants issued to the Reporting Persons by ACT. As a result, each of the Reporting Persons ceased to beneficially own any shares of Common Stock on August 18, 2005.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change except for the addition of the following:

Pursuant to the Thirteenth Waiver, Amendment and Forbearance Agreement dated as of June 22, 2005 among the Reporting Persons, ACT, and certain other parties, a copy of which is attached as an exhibit to this statement, the Reporting Persons agreed to cancel all warrants to purchase Common Stock issued to the Reporting Persons by ACT upon ACT’s repayment of certain outstanding indebtedness owed to the Reporting Persons.

Item 7.    Material to be Filed as Exhibits

No change except for the addition of the following:

Exhibit Number	Description
15	Amendment, Waiver and Forbearance Agreement dated as of June 22, 2005 among ACT, the Reporting Persons and certain other parties, incorporated by reference to exhibit 10.2 to ACT’s report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2005.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWWEST MEZZANINE FUND LP By NewWest Capital Group LLLP, General Partner NEWWEST CAPITAL GROUP LLLP /s/David L. Henry By David L. Henry, Managing General Partner of NewWest Capital Group LLLP
Date: August 19, 2005 Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KCEP VENTURES II, L.P. By KCEP II, LC, General Partner KCEP II, LC, /s/Terry Matlack By Terry Matlack, Managing Director of KCEP II, LC
Date: August 19, 2005 Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONVERGENT CAPITAL PARTNERS I, L.P. By Convergent Capital, LLC, General Partner CONVERGENT CAPITAL, LLC /s/Keith S. Bares By Keith S. Bares, Executive Vice President of Convergent Capital, LLC

Date: August 19, 2005